Exhibit 99.1

Indivior Completes Refinance of Secured Term Loan;
Enhances Liquidity and Financial Flexibility

Richmond, VA, November 5, 2024 - Indivior PLC (NASDAQ/LSE: INDV) today announced that its wholly-owned subsidiary, RBP Global Holdings Limited (the "Issuer"), has entered into an agreement with Piper Sandler Finance LLC and certain purchasers for $400 million of senior secured notes, comprised of $350 million term notes and $50 million revolver in the form of variable notes (the "New Debt Facilities").

Proceeds from the new term notes will be used to fully repay the existing term loan and pay related transaction fees and expenses. Excess proceeds from the notes, along with the variable notes, will be used for working capital and other general corporate purposes.

Highlights:

-      Extends Indivior's maturity profile by refinancing the existing term loan with 6-year New Debt Facilities;

-      Improves Indivior's liquidity position by more than $250 million to support operating and strategic; initiatives from i) upsizing the Company's term debt to $350 million, ii) adding a new $50 million revolver and iii) removing the existing minimum liquidity covenant.

Additional details can be found in the Note Purchase Agreement the Company intends to file in Form 6-K with the U.S. Securities and Exchange Commission by November 8, 2024.

Important Cautionary Note Regarding Forward-Looking Statements
This news release contains certain statements that are forward-looking. Forward-looking statements include, among other things, express and implied statements regarding: our ability to borrow in the future, and other statements containing the words "believe," "anticipate," "plan," "expect," "intend," "estimate," "forecast," "strategy," "target," "guidance," "outlook," "potential," "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance," the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Actual results may differ materially from those because they relate to future events. Various factors may cause differences between Indivior's expectations and actual results, including, among others, our future compliance with the covenants in the Note Purchase Agreement and the accuracy of the representations and warranties made therein, both of which are a precondition to future issuance of variable notes; and the risks described in our most recent annual report on Form 20-F beginning on page 9 as filed with the U.S. SEC and in subsequent releases.

Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD), overdose and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in over 30 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www. ..com/company/indivior.

Contact:

Media: US Cassie France-Kelly Vice President, Communications Indivior PLC Tel: 804-724-0327 UK Teneo Tel: +44 207-353-4200	Investors: Jason Thompson Vice President, Investor Relations Tel: 804-402-7123 or jason.thompson@indivior.com Tim Owens Director, Investor Relations Tel: 804-263-3978 or timothy.owens@indivior.com